Exhibit 99.1

Christian Dubé appointed Vice-President

and Chief Financial Officer of Cascades

Kingsey Falls (Québec), May 11, 2004 — Cascades Inc. (“ Cascades ”) (symbol : CAS-TSX) announces the appointment of Mr. Christian Dubé as Vice-President and Chief Financial Officer. Until recently, Mr. Dubé occupied the position of Senior Vice-President and Chief Financial Officer of Domtar Inc. Prior thereto, Mr. Dubé worked  with a major international accounting firm where he was responsible for important merger and acquisition mandates on behalf of international clients.

Commenting the news, Mr. Alain Lemaire, President and Chief Executive Officer of Cascades stated: “ We are pleased to welcome Christian to our management team. He has an excellent reputation within the financial community and also a very good understanding of the challenges facing our industry. His solid track record combined to his experience and network are undeniable assets which will surely help Cascades going forward. “

Cascades is a leader in the manufacturing of packaging products, tissue paper and specialized fine papers. Internationally, Cascades employs 15,000 people and operates close to 150 modern and versatile operating units located in Canada, the United States, France, England, Germany and Sweden. Cascades recycles more than two million tons of paper and board annually, supplying the majority of its fibre requirements. Leading edge de-inking technology, sustained research and development, and 40 years in recycling are all distinctive strengths that enable Cascades to manufacture innovative value-added products. Cascades’ common shares are traded on the Toronto Stock Exchange under the ticker symbol CAS.

Information:	Source:

Mr. Marc Jasmin C.M.A. Director, Investor Relations Cascades Inc. (514) 282-2681 marc_jasmin@cascades.com	Mr. Alain Lemaire President and Chief Executive Officer Cascades Inc.